3: Benetton Group SpA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated December 1, 2004

Benetton Group SpA's: 2005 Calendar of Company events

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

December 1, 2004

BENETTON GROUP S.p.A.

2005 Calendar of Company events

Ponzano, 1 December 2004. The Company announces the annual calendar of events relating to the approval of the financial results by the Board of Directors and the General Meeting.

Board of Directors
March	Thursday 31st	approval of the 2004 Financial Results
May	Monday 16th	approval of the First Quarter 2005 Results
September	Monday 12th	approval of the First Half 2005 Results
November	Friday 11th	approval of the Third Quarter 2005 Results

General Meeting for Approval of 2004 Financial Results
May	Monday 16th	First calling
May	Tuesday 17th	Second calling

Pursuant to art. 82.2 of the Consob Regulation n. 11971/1999, the Company intends to avail itself of the exemption from publication of the fourth quarter 2004 and second quarter 2005 results.

The conference calls and/or meetings for the presentation of the financial results to the Financial Community will be held, as a rule, on the same day as the approval by the Board of Directors.

Any changes to the calendar will be communicated in advance.

The calendar will be available on the website:

www.benettongroup.com/investors

For further information: +39-0422-519036

www.benettongroup.com/investors